CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

19 October 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Impact of Hurricane Season	19/10/2005

Yours faithfully,

Krupali Patel

Catlin Group

Print

REG-Catlin Group Limited Impact of Hurricane Season
Released: 19/10/2005

RNS Number:8599S
Catlin Group Limited
19 October 2005

CATLIN REVIEWS LOSS ESTIMATES
FROM HURRICANES KATRINA AND RITA

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international specialist property and casualty insurer and reinsurer, has completed its initial review of loss estimates from Hurricane Rita and has reviewed its loss estimates from Hurricane Katrina.

Catlin estimates that losses from Hurricane Rita will be of the order of US$90 million gross of reinsurance and US$60 million on a net basis. This estimate is subject to considerable uncertainty and could be revised as further information is received by the Group. Catlin has significant levels of reinsurance protection remaining should the Group receive additional claims arising from Hurricane Rita.

Catlin is not revising its 12 September 2005 estimate that losses arising from Hurricane Katrina would be of the order of US$275 million gross of reinsurance and US$125 million on a net basis. This estimate, which is still subject to significant uncertainty, is consistent with an industry-wide loss of approximately US$40 billion.

Based on these estimates, the combined losses to Catlin from Hurricanes Katrina and Rita will be of the order of US$365 million gross of reinsurance and US$185 million on a net basis.

Stephen Catlin, chief executive of Catlin Group Limited, said:

"Hurricane Katrina represents the largest insured loss in history, and Hurricane Rita is a major catastrophe in its own right. In the light of these losses, we are already seeing significant rate increases for numerous classes of insurance and reinsurance, particularly those affected by the hurricanes.

"Despite the losses from the hurricanes, Catlin is in an excellent position to take advantage of the significant underwriting opportunities that will arise over the coming months."

- ends -

For more information contact:

Media Relations:

James Burcke,	Tel:	+44 (0)20 7458 5710
Head of Communications, London	Mobile:	+44 (0)7958 767 738
	E-mail:	james.burcke@catlin.com
Liz Morley,	Tel:	+44 (0)20 7379 5151
The Maitland Consultancy	E-mail:	emorley@maitland.co.uk

Investor Relations:

William Spurgin,	Tel:	+44 (0)20 7458 5726
Head of Investor Relations, London	Mobile:	+44 (0)7710 314 365
	E-mail:	william.spurgin@catlin.com

Notes:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of US$1.43 billion and reported record net income of US$154.1 million in 2004. Catlin shares are traded on the London Stock Exchange (ticker symbol: 'CGL').

2. The Catlin Group currently operates three underwriting platforms:

   - The Catlin Syndicate at Lloyd's of London (Syndicate 2003). The Catlin Syndicate is the eighth largest syndicate at Lloyd's based on 2005 premium capacity of Â£500 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance. Over the past 20 years, the Catlin Syndicate and its predecessors have consistently outperformed the Lloyd's market as a whole.

   - Catlin Bermuda (Catlin Insurance Company Ltd.). Catlin Bermuda underwrites property treaty and casualty treaty reinsurance and property and casualty insurance for US risks on a surplus lines basis.

   - Catlin UK (Catlin Insurance Company (UK) Ltd.). Catlin UK specialises in writing commercial property, general liability, professional indemnity, directors' and officers' liability and commercial crime insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

   All three Catlin underwriting platforms have a financial strength rating of 'A'(Excellent) from A.M. Best Company.

   In addition, Catlin announced in September 2005 that it had reached an agreement to purchase a shell insurance company which is an admitted insurer in 27 US states. Subject to completion of the acquisition and regulatory approval, this company will be renamed Catlin Insurance Company Inc. and become the Group's fourth underwriting platform, writing property/casualty coverage for US commercial clients that require coverage written on an admitted basis.

   The Catlin Group also has established offices in the US, UK, Guernsey, Canada, Germany, Belgium, Singapore, Malaysia and Australia. These offices, which underwrite on behalf of Catlin's underwriting platforms, allow Catlin to work more closely with local clients and their brokers.

3. More information about Catlin can be found on the Group's website: www.catlin.com.

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